Exhibit 1

[GREENLIGHT CAPITAL, INC. LETTERHEAD]

February 17, 2000

Board of Directors
BNC Mortgage, Inc.
1063 McGaw Avenue
Irvine, California 92614

Attention: Evan R. Buckley, Chairman of the Board

Gentlemen:

          Greenlight Capital, Inc. ("Greenlight") is pleased to submit to you its proposal to acquire all of the outstanding shares of BNC Mortgage, Inc. ("BNC") at a cash price of $11.00 per share through a tender offer and subsequent merger with a new corporation to be formed by Greenlight or its affiliates.

          We are, of course, aware of the previously announced offer by the investor group led by senior members of BNC's management (the "Existing Offer") to acquire BNC at $10.00 per share. We believe that the Existing Offer is inadequate. We also question the appropriateness of the provision in the Existing Offer to pay a large break-up fee and expense reimbursement to a management-led group in the apparent absence of a pre-signing "market check", particularly given the impediment presented by the shareholder rights plan adopted by the board of directors of BNC. Should BNC be obligated to pay this break-up fee and expense reimbursement, our offer will be reduced by the amount BNC is obligated to pay.

          Our offer is $1.00 per share higher than the Existing Offer. Our offer also represents approximately a 49% premium over the closing market price of BNC's shares on February 3, 2000 (the date before the Existing Offer was announced), and a 60% premium over BNC's reported book value at December 31, 1999.

          The transaction would be subject, among other things, to approval by the board of directors and, if applicable, stockholders of BNC, execution of a definitive agreement containing such terms, conditions and other provisions as are customary in a transaction of this type, redemption or other satisfactory termination of the Rights issued pursuant to the Rights Agreement dated as of October 13, 1998, compliance with applicable regulatory requirements, extensions of existing or obtaining new warehouse facilities and satisfactory completion of our due diligence.

          Our offer is not subject to financing. We will be pleased to provide additional information that may be relevant and appropriate if you or your investment bankers so request.

          Greenlight believes that this proposal is in the best interests of BNC and its stockholders. Greenlight is also convinced that your stockholders will find this proposal most attractive and urges the Board of Directors to exercise its business judgment with the utmost regard to its fiduciary duties so as to maximize value to BNC's stockholders.

          We believe that time is of the essence with respect to this matter. Accordingly, we request that you respond at your earliest convenience, but in no event later than 5:00 p.m. EST on February 22, 2000. We sincerely hope that, together, we can proceed promptly to ensure that the best interests of all stockholders are served. We are available to meet immediately with you to discuss our proposal.

Sincerely yours,

GREENLIGHT CAPITAL, INC.

By: Its:	/s/ Jeffrey A. Keswin Co-President